SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of August, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Offer for K.S. Biomedix Hldgs


Under Embargo - not to be released until 0700 14 August 2003


Xenova Group plc, 14 August 2003


Offer for KS Biomedix HoldingS Plc


Not for release, distribution or publication in or into the United States, Canada, Australia or Japan


Summary announcement


Recommended Offer by Nomura on behalf of Xenova Group plc ("Xenova") for KS Biomedix Holdings Plc ("KS Biomedix")


The Boards of Xenova and KS Biomedix today announce that they have agreed terms for a recommended all share offer to be made by Nomura on behalf of Xenova to acquire KS Biomedix.


Transaction Highlights



- Creation of a stronger oncology business, combining product candidates and development expertise in this important therapeutic area.



- Focus development on commercially more attractive and later stage drug candidates in order to extract the greatest value and near term benefits.



- Significant opportunities for synergies and cost savings by rationalising and consolidating the development functions, operational sites and central support costs of the two groups and by selling off or closing non-core operations.



- Wider group of corporate partners including Celltech, Genentech, Lilly, Millennium, Nycomed, Pfizer and QLT with opportunities to enter into further licensing agreements.



- Better positioned both for growth in the oncology market and for participating in further consolidation opportunities.



- Interim results for Xenova for six months to 30 June 2003 and preliminary results for KS Biomedix for the year ended 31 May 2003 announced today (see separate press releases).


Details of the Offer


The Offer is to be effected through a recommended all share offer being made by Nomura, on Xenova's behalf, to acquire all of the KS Biomedix Shares.



-  Xenova will offer, for every KS Biomedix Share, 1.0714 New Xenova
Shares plus Deferred Consideration of new Xenova Shares to the value of 10 pence, which will be payable if TransMIDTM, KS Biomedix's most advanced clinical drug candidate, is commercially sold in the EU or US markets by 14 August 2011.



-  The Offer values each KS Biomedix Share, on the basis of the Closing
Price of 12.25 pence per Xenova Share on 13 August 2003 and excluding the Deferred Consideration, at approximately 13.12 pence and the KS Biomedix Issued Share Capital at approximately GBP8.48 million.



- The Deferred Consideration, if payable, would amount to additional consideration of approximately GBP6.46 million being paid to KS Biomedix Shareholders in the form of new Xenova Shares.



- The Offer (excluding the Deferred Consideration) represents a discount of 14 per cent. to the Closing Price of 15.25 pence per KS Biomedix Share on 30 July 2003, the business day immediately prior to the date of the commencement of the Offer Period and a premium of 4.6 per cent. to the 30 trading day Closing Price average of KS Biomedix Shares up to and including 30 July 2003.



- Irrevocable undertakings to accept the Offer have been given in respect of the aggregate beneficial holdings of the KS Biomedix Directors in respect of 31,179,486 KS Biomedix Shares representing approximately 48.3 per cent. of the KS Biomedix Issued Share Capital.



- The KS Biomedix Directors, who have been so advised by Rothschild, consider the terms of the Offer to be fair and reasonable, and unanimously recommend KS Biomedix Shareholders to accept the Offer. In providing its advice to the KS Biomedix Directors, Rothschild has taken into account the commercial assessment of the KS Biomedix Directors.



Commenting on the Offer, David Oxlade, Chief Executive Officer of Xenova, said, "Our objective is to build a profitable, oncology focused UK biotechnology company with a sufficiently broad portfolio to manage risk for investors and provide medium term returns to shareholders through successful drug development. Our acquisition of KS Biomedix, which adds a product at the Phase III development stage and two other clinical programmes to Xenova's existing pipeline of nine drugs in clinical development, is another step along the road to achieving this objective."


Dr. Steven Powell, Chief Executive Officer of KS Biomedix, commented, "We believe that this transaction is in the best long-term interests of KS Biomedix shareholders and recommend that they accept the offer."



THIS ABOVE SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE FULL TEXT OF THE FOLLOWING ANNOUNCEMENT ABOUT THE OFFER.


TERMS USED IN THIS SUMMARY SHALL HAVE THE MEANING GIVEN TO THEM IN APPENDIX 2 TO THE FULL ANNOUNCEMENT.


A presentation for analysts will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB, at 9.15am today, 14 August 2003. Coffee will be available from 9am. Please call Mo Noonan for further details on 020 7269 7116.



Enquiries:


Xenova                      David Oxlade          Tel: 01753 706 600
                            Daniel Abrams

Nomura International        Charles Spicer        Tel:  020 7521 2000
                            David Rasouly

Financial Dynamics          David Yates           Tel: 020 7831 3113
                            Ben Atwell

KS Biomedix                 Steven Powell         Tel: 01483 307 500
                            Ian Miscampbell

Rothschild                  Dominic Hollamby      Tel:  020 7280 5000


The Xenova Directors and the KS Biomedix Directors are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.



Nomura is acting for Xenova and no one else in connection with the Offer and will not be responsible to any person other than Xenova for providing the protections afforded to clients of Nomura, or for providing advice in relation to the Offer or the New Xenova Shares.



Rothschild is acting for KS Biomedix and no one else in connection with the Offer and will not be responsible to any person other than KS Biomedix for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Offer.



This announcement does not constitute an offer or an invitation to purchase any securities.



This announcement does not constitute an offer of securities for sale in the United States and the New Xenova Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, nor under any laws of any state of the United States, and the relevant clearances have not been and will not be obtained from the relevant authorities in Canada, Australia or Japan. Accordingly, unless an exemption under any applicable laws is available, the New Xenova Shares may not be offered, sold, resold, delivered or transferred directly or indirectly, in or into the United States, Canada, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of law or other regulatory requirement, or to or for the benefit of US Persons.



The Offer referred to in this announcement is not being made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, the United States, nor is it being made, directly or indirectly, to or for the benefit of US Persons,nor is it being made, directly or indirectly, in or into Canada, Australia or Japan unless an exemption under any applicable laws is available. This announcement is not being, and it must not be, mailed or otherwise forwarded, distributed or sent in, or into the United States, Canada, Australia or Japan and doing so may render invalid any purported acceptance of the Offer.



This announcement contains certain statements that are or may be forward-looking with respect to the financial conditions, results of operations and business achievements/performance of Xenova, KS Biomedix and/or the Enlarged Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.



The attention of member firms of NASDAQ is drawn to certain UK dealing disclosure requirements. The announcement on 31 July 2003 by KS Biomedix of the possibility of an offer commenced an offer period in accordance with the City Code, which is published and administered by the Panel. KS Biomedix has equity securities traded on the London Stock Exchange. Xenova has equity securities traded on NASDAQ and the London Stock Exchange.



The disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8.3 of the City Code requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of KS Biomedix or Xenova. Relevant securities include KS Biomedix Shares, Xenova Shares, instruments convertible into such shares and options and derivatives referenced to any such shares. In the case of the Offer for KS Biomedix, this requirement will apply until the first closing date, 4 September 2003, or, if this is later, the date when the Offer becomes or is declared unconditional as to acceptances or lapses.



Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to one of the Regulatory Information Services approved for the purposes of the Listing Rules of the UK Listing Authority.The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities, whether in the US or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7638 0129, fax number: +44 (0)20 7638 1554).




Offer for KS Biomedix HoldingS Plc


Not for release, distribution or publication in or into the United States, Canada, Australia or Japan



Full text of the announcement


Recommended Offer by Nomura on behalf of Xenova Group plc ("Xenova") for KS Biomedix Holdings Plc ("KS Biomedix")


1.                Introduction



The Boards of Xenova and KS Biomedix today announce that they have agreed terms for a recommended all share offer to be made by Nomura on behalf of Xenova to acquire KS Biomedix.



Xenova will offer, for every KS Biomedix Share, 1.0714 New Xenova Shares plus Deferred Consideration of new Xenova Shares to the value of 10 pence, which will be payable if TransMIDTM, KS Biomedix's most advanced clinical programme, is commercially sold in the EU or US markets by 14 August 2011. The Offer values each KS Biomedix Share, on the basis of the Closing Price of 12.25 pence per Xenova Share on 13 August 2003 and excluding the Deferred Consideration, at approximately 13.12 pence and the KS Biomedix Issued Share Capital at approximately GBP8.48 million. In addition, in certain circumstances KS Biomedix Shareholders who sell their KS Biomedix Shares pursuant to the Offer will be entitled to receive the Deferred Consideration which, if payable, would amount to additional consideration of approximately GBP6.46 million being paid to KS Biomedix Shareholders in the form of new Xenova Shares.


2.                    Recommendation and undertakings



The KS Biomedix Directors, who have been so advised by their financial advisers, Rothschild, consider the terms of the Offer to be fair and reasonable. In providing its advice to the KS Biomedix Directors, Rothschild has taken into account the commercial assessment of the KS Biomedix Directors.



Accordingly, the KS Biomedix Directors will be unanimously recommending KS Biomedix Shareholders to accept the Offer. Irrevocable undertakings have been given in respect of the aggregate beneficial holdings of the KS Biomedix Directors in respect of 31,179,486 KS Biomedix Shares, representing approximately 48.3 per cent. of KS Biomedix Issued Share Capital. The irrevocable undertakings require acceptance of the Offer (unless the Offer is withdrawn or lapses) even in the event of a higher competing offer from a third party.





Given its size, the Offer is conditional, amongst other things, upon the approval of Xenova Shareholders. The Xenova Directors consider the Acquisition to be in the best interests of the Xenova Shareholders as a whole. Accordingly, the Xenova Directors will be unanimously recommending Xenova Shareholders to vote in favour of the resolutions necessary to effect the Offer as they intend to do in respect of their own aggregate beneficial holdings of 633,044 Xenova Shares representing approximately 0.36 per cent. of Xenova's existing issued share capital.


3.                    The Offer



On behalf of Xenova, Nomura has offered to acquire all of the KS Biomedix Shares on the following basis:


for every KS Biomedix Share           1.0714 New Xenova Shares + Deferred
                                      Consideration


and so in proportion for any other number of KS Biomedix Shares held.



The Deferred Consideration entitles each KS Biomedix Shareholder who sells its KS Biomedix Shares pursuant to the Offer to receive, in respect of each KS Biomedix Share, new Xenova Shares to the value of 10 pence in the event that TransMIDTM (KS Biomedix's most advanced clinical programme) is commercially sold in either of the EU or US markets by 14 August 2011. The Xenova Directors estimate that the earliest date for commercial sale of TransMIDTM will be mid 2007. The detailed terms and conditions of the Deferred Consideration are set out in paragraph 12 below.



Full acceptance of the Offer (without taking account of the exercise of any options under the KS Biomedix Share Option Schemes or the Deferred Consideration) would result in the issue of approximately 69.2 million New Xenova Shares to KS Biomedix Shareholders, representing 28.4 per cent. of the enlarged issued ordinary share capital of Xenova.



The Offer extends to all KS Biomedix Shares. The Offer will initially be open for acceptance until 3.00 p.m. on 4 September 2003, but may be extended in accordance with the Code.



The KS Biomedix Shares will be acquired by Xenova fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights attaching thereto, including the right to receive all dividends and other distributions (if any) declared, made or paid after 14 August 2003. The KS Biomedix Board has not declared or recommended any dividends since incorporation.



The New Xenova Shares to be issued pursuant to the Offer will be issued credited as fully paid and will rank pari passu in all respects with the existing Xenova Shares.



4.                    Reasons for and benefits of the Offer



The Xenova Directors and Proposed Directors believe that the Enlarged Group will deliver greater shareholder value than if the two companies remain apart. The combined product pipeline will increase the chances of successfully bringing new products to market and reduce the overall risk profile of the portfolio, although further funding will be required by the Enlarged Group to develop TransMIDTM, as discussed further in paragraph 7 below entitled "Prospects of the Enlarged Group". The Acquisition will also create a wider shareholder base that should stimulate greater liquidity and therefore promote a broader level of interest in the equity of the Enlarged Group.



In particular the Xenova Directors and Proposed Directors consider that the Enlarged Group will benefit from the following key factors:



  - The combination of the Xenova Group and the KS Biomedix Group will create a business with a focus on oncology, combining the product candidates and development expertise of both groups in this therapeutic area. The Enlarged Group will have a total of 8 oncology product candidates under clinical development, comprising 1 at the Phase III development stage, 2 in Phase II and 5 in Phase I, and a number of further oncology programmes in preclinical development. The modes of action of these product candidates provide a range of therapeutic approaches including tumour specific biological agents, DNA targeting agents and drug resistance modulation. The Xenova Directors and Proposed Directors consider that oncology presents a highly attractive area of therapeutic focus due to the high level of unmet need in a large number of different indications, and the rapid adoption of treatments due to the poor outcomes with existing treatments.



  - In addition to oncology, the Enlarged Group will also have a further 4 drug candidates at the clinical stage of development in the areas of addiction and immunology giving it a broad pipeline of drug candidates. Xenova will focus its development efforts on the commercially more attractive and later stage drug candidates in the enlarged drug candidate portfolio in order to extract the greatest value and near term benefits.



  - The Enlarged Group will have a wider group of corporate partners including Celltech, Genentech, Lilly, Millennium, Nycomed, Pfizer and QLT. The Xenova management has demonstrated a strong track record of entering into attractive licensing agreements for individual territories over the last 2 years while retaining valuable territorial rights within the business for outlicensing at a later stage. Through licensing arrangements, four of Xenova's clinical programmes, as well as some of its earlier stage programmes, benefit from external funding. There are also expected to be opportunities for Xenova management to enter into further attractive licensing agreements with the product candidates in the Enlarged Group.



  - There will be a significant opportunity for synergies and cost savings in the Enlarged Group by rationalising and consolidating the development functions, operational sites and central support costs of the two groups and by selling off or closing non-core operations, which may also raise additional funds to invest in key drug candidate development programmes. In particular, following the Acquisition, there will be manufacturing operations in both Edmonton, Canada and Cambridge, UK which may be rationalised. One strategic option under review is the disposal of one of the manufacturing sites whilst retaining long-term manufacturing supply contracts with the acquirer of the site in order to maintain the supply of clinical material for the Enlarged Group's own clinical trials. Non-core operations include KS Biomedix's joint venture, Discerna. Following completion of the planned rationalisation of the operations of the two companies, and including the changes Xenova is currently implementing following the announcement on 12 May 2003 of the termination of Phase III trials of tariquidar, the Xenova Directors and Proposed Directors expect the total number of employees on a combined basis to fall from approximately 185 to approximately 105; and estimate that annualised cost-savings of approximately GBP10 million will have been achieved across both businesses, based on reductions in headcount, facilities and research and development costs. The one-off cost of achieving these cost savings is expected to be approximately GBP2.7 million.



  - The Xenova Directors and Proposed Directors also believe that the enlarged pipeline with its strong focus on oncology will put the Enlarged Group in a better position to take part in further consolidation opportunities in the sector which, if such opportunities should arise and are in the best interests of the Enlarged Group, the Xenova Directors and Proposed Directors will pursue.



The Listing Particulars set out certain Risk Factors relating to the Enlarged Group.



5.        Information on Xenova



Xenova is an emerging bio-pharmaceutical company which was founded in the UK and commenced operations in 1987. The Company merged with Cantab in April 2001, and is currently focused on cancer therapy and immunotherapy. Xenova currently has nine products in clinical development, including new chemical entities for the treatment of cancer, and vaccines for the treatment of infectious disease, addiction and cancer. Xenova has in its ownership, or licensed to it, a total of more than 35 families of patent application and/or granted patents.



Based in Slough and Cambridge in the UK, Xenova currently employs approximately 78 people at its two locations, of whom approximately 50 are directly involved in drug research and development. The Xenova Group's head office, housing its small molecule research and development capability, is located in Slough while the Xenova Group's immunotherapy activities are carried out at its Cambridge site. The Company also has a biologicals manufacturing plant located at the Cambridge site, which is used for the production of clinical grade materials for its own clinical trials and for contract manufacturing on behalf of third party clients.



Xenova seeks to commercialise its development products through partnering with major pharmaceutical companies. It considers the optimal timing for partnering on a project by project basis following an assessment of the scientific and commercial risks and returns for each individual project. However, in general, a licensing partner will be sought to assist with the Phase III trials and to take on the marketing and distribution of the product.



The unaudited interim results of Xenova for the six months to 30 June 2003 were announced today. These show that for the six months Xenova incurred a loss on ordinary activities before taxation and R&D tax credits of GBP8.1 million (2002:
GBP5.5  million)  and as at that date had net assets of GBP19.4  million  (2002:
GBP25.2 million) and cash, short-term deposits and investments of GBP10.1 million (2002: GBP15.1 million).



On 12 May 2003, it was announced that the Phase III trials of tariquidar, Xenova's lead product, would be stopped following a recommendation from the DSMC, an independent committee, which had completed the un-blinded interim review of data for the two ongoing trials. This recommendation was immediately implemented and Phase III trials were terminated. Following the termination of these Phase III trials, Xenova implemented an R&D reorganisation, which included both headcount reduction and programme prioritisation. As a result, Xenova is focussing on its key later stage clinical development programmes. These changes, mainly affecting the research functions in Cambridge and Slough, will result in a headcount of 66 (down from 107 at the time of the announcement by the Company on 12 May 2003 of the termination of Phase III trials of tariquidar) by the end of September 2003.



The Xenova Directors expect that losses and cash outflows will continue for a number of years. However, the Xenova Directors believe that the Acquisition will place the Company in a stronger position to continue the development of the Company's business.



The Xenova Directors believe there are a number of reasons for and benefits of acquiring KS Biomedix and these are set out under the heading "Reasons for and benefits of the Offer" in section 4 of this announcement. One of the benefits of the Acquisition is the opportunity to save costs and to use the funds and assets of both companies across a reduced cost base. Xenova Shareholders should be aware that if the Acquisition does not proceed the Xenova Group would not have sufficient working capital for at least the next 12 months from the date of this announcement, to support its planned level of activities. However, there is no immediate requirement for funds and the Xenova Directors believe that the Xenova Group has sufficient working capital for a substantial part of the next 12 months based on its planned level of activities.



If the Acquisition does not proceed, the Xenova Group would seek additional finance which might include some form of equity financing from institutional or other investors. Should the Xenova Group be unable to secure additional finance, Xenova would seek to take steps to reduce its activities in order to enable Xenova, on a standalone basis, to remain a going concern for at least the next 12 months from the date of publication of this document. Such steps would include a reduction in overheads and development expenditure on its drug candidates which may delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, Xenova may also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended which would be likely to be on less favourable terms.



6.        Information on KS Biomedix



KS Biomedix is a drug research and development group focused on the development of products for the treatment of cancer, particularly clinical indications where survival prognosis is poor and there are few, if any, approved products. KS Biomedix's product portfolio has three products in its clinical pipeline to treat eight different indications, including four specific brain cancer patient groups. Underpinning its drug development, KS Biomedix has patented technology based on the principle of tumour targeting.



Headquartered in Guildford in the UK, KS Biomedix currently employs 76 people, of whom approximately 63 are directly involved in drug research and development. The company has facilities or offices in Guildford (UK), Farnham (UK), Edmonton (Canada) and Philadelphia (USA).



Guildford houses the management and head office functions including project management and regulatory and clinical development. Farnham houses research and product development capabilities for the KS Biomedix Group. Edmonton houses KS Biomedix's manufacturing facility, which is capable of manufacturing biologicals and is used to produce its own products for clinical trials as well as potentially generating revenues from third parties through contract manufacturing. A small office in Philadelphia is responsible for the US clinical trials of TransMIDTM, its lead product, as well as liasing with the FDA.



KS Biomedix has partnered TransMIDTM to Sosei (Japan), Nycomed (EU), Ranbaxy (India) and Medison (Israel) but has retained the rights to TransMIDTM in the Americas. KS Biomedix's other products are not yet licensed-out.



The preliminary results of KS Biomedix were announced today. The audited results show that KS Biomedix incurred a loss on ordinary activities before taxation and R&D tax credits of GBP33.9 million (2002: GBP15.3 million) and as at that date had net assets of GBP16.1 million (2002: GBP49.2 million) and cash and liquid investments of GBP7.4 million (2002: GBP17.6 million). The accounts include an additional write-off of goodwill of GBP20.9 million following the completion of an impairment review and in light of the terms of the Offer.


Since 31 May 2003, KS Biomedix has continued to incur losses, in line with the KS Biomedix Directors' expectations, as it continues to incur expenditure to progress the development of its drug candidates and early stage programmes.



7.        Prospects of the Enlarged Group



The Enlarged Group will have a broad pipeline of products with a total of 12 products in clinical stage development with a strong focus on oncology, including 3 later stage oncology products in Phase II and III development.



The most advanced product in the enlarged pipeline will be TransMIDTM, a treatment for high-grade glioma, which has commenced Phase III development and will shortly be ready to enter Phase III clinical trials. The KS Biomedix Directors estimate the cost of the currently planned single Phase III pivotal study, the protocol of which is in the process of being approved by the FDA, to be in the region of GBP17 million. However, following the Acquisition Xenova intends to pursue a longer but lower risk option, undertaking instead two smaller Phase III studies, each costing approximately GBP9 million. Subject to FDA and other regulatory approvals, and the raising of funds which will be required to finance the Phase III trials, the first of these trials would commence immediately. This would enable the Enlarged Group, if necessary, to select an appropriate partner for the North American market to fund the second Phase III trial if the review of clinical data of the first study shows positive results.



The second most advanced product is tariquidar, the revised clinical development plans for which are currently being jointly developed by Xenova and QLT, its North American development partner, following the unblinding of the data from the Phase III studies which resulted in the termination of these trials.



The Enlarged Group intends to seek additional funds through equity financing from institutional and other investors once the Offer becomes unconditional in all respects in order to provide sufficient finance to carry out the initial Phase III trial for TransMIDTM and to continue to fund the development of other product candidates in the Enlarged Group's product portfolio.



The Enlarged Group provides significant opportunities for reducing the overall costs by rationalisation of the operations of the two businesses, removing duplicated central overhead costs, reducing the number of operational sites and selling off or closing non-core activities. It is anticipated that reductions in headcount, facilities and research and development costs will yield annualised cost savings of up to GBP10 million across both businesses. The one-off costs of achieving these cost savings is expected to be approximately GBP2.7 million.



The Xenova Directors and the Proposed Directors believe the Enlarged Group will continue to make losses over the course of the current year as it continues to develop its drug candidates, and it incurs the one-off cost of carrying out the rationalisation. The rationalisation is expected to be largely complete by the end of 2003 and as a result the operating losses for 2004 are expected to benefit from this. The Enlarged Group will focus its development efforts on the commercially more attractive and predominantly later stage drug candidates and will benefit from the fact that five of its clinical programmes will benefit from external funding.



Xenova has a plan for implementing the integration and rationalisation of KS Biomedix and has shown it has the relevant experience to do this following the merger with Cantab in 2001 which required rationalisation and integration of that business.



The Xenova Directors and Proposed Directors believe that the expanded oncology focused product pipeline and reduced and refocused cost base of the business will provide a better opportunity for bringing new products to market within the resources of the Enlarged Group and help to improve the prospects of the Xenova Group.



8.        Enlarged Group's products



The Enlarged Group will focus on oncology, with a secondary focus on addiction.
The Enlarged Group's drug candidates and early development programmes are summarised in the table below:


Drug Candidates/Programmes Therapeutic area         Stage of Development     Partner
Clinical programmes

TransMIDTM (KSB311)*       Glioma                   Phase III                Sosei, Nycomed,
                                                                             Medison, Ranbaxy

Tariquidar (XR9576)*       Cancer                   Phase II                 QLT (North
                                                                             America only)

TA-HPV / TA-CIN            Cervical cancer          Phase II                 -

TA-CD*                     Cocaine addiction        Phase II                 NIDA1

KSB303*                    Cancer                   Phase I                  -

HumaRAD                    Cancer                   Phase I                  -

XR11576*                   Solid tumours            Phase I                  Millennium (North
                                                                             America only)

XR5944*                    Solid tumours            Phase I                  As XR11576

DISC-PRO                   Genital and oro-labial   Phase I                  -
                           herpes prophylaxis

TA-NIC*                    Nicotine addiction       Phase I                  -

DISC-GMCSF                 Cancer                   Phase I                  -

DISC-VET                   Bovine Herpes Virus      Phase I equivalent       Pfizer

Early development programmes

Triomics                   Solid tumours            Preclinical              -

XR11612                    Solid tumours            Preclinical              As XR11576

OX-40                      Autoimmune Disorders     Preclinical              Celltech, Genentech

OX-40L                     Infectious diseases,     Preclinical              -
                           anti-cancer

PAI-1                      Cardiovascular           Preclinical              Lilly

PAI-1                      Cancer                   Preclinical              Lilly (option)2

MRP                        Cancer and asthma        Preclinical              -

M3                         Inflammatory disease and Preclinical              -
                           cancer

VP22 (Phogen joint         Intra-cellular delivery  Preclinical              Genencor
venture)                   system

HIF-1 alpha                Cancer                   Preclinical              -

MEN-B                      Meningitis               Preclinical              -

KSB 304                    Ulcerative colitis       Preclinical              -

KSB 113                    Cancer                   Preclinical              -

Ribosome display           Cancer targets           Preclinical              Babraham
(Discerna)


1 NIDA provides funding to independent investigators to conduct certain trials of TA-CD, but has no rights for its commercialisation, nor is funding required to be repaid by Xenova.

2 Lilly has an option to acquire development and commercialisation rights relating to PAI-1 inhibitors in the cancer field.


Drug candidates indicated with an asterisk (*) will be prioritised for internal development following the Acquisition.



Unless otherwise indicated, commercial rights to the programmes shown in the above schedule are held by Xenova or KS Biomedix.



Product Strategy

Following the Acquisition, the clinical portfolio will be prioritised. The Directors believe that the increased focus on the seven key clinical development programmes (see drug candidates indicated with an asterisk (*) in table above) will provide a greater return to shareholders. Of these seven, five (TransMIDTM, tariquidar, TA-CD, XR11576 and XR5944) benefit from external funding.



The Enlarged Group will de-prioritise the majority of the early development programmes, except where externally funded, as is the case for the Genentech collaboration on OX-40. The Directors intend to pursue licensing opportunities for those programmes which have been de-prioritised.



9.        Directors, management and employees



Following the Offer becoming or being declared unconditional in all respects, John Rennocks and Dr. Michael Young, non-executive directors of KS Biomedix, will join the board of Xenova as non-executive directors.



In addition, on the Offer becoming or being declared unconditional in all respects, the KS Biomedix executive directors, Dr. Steven Powell and Ian Miscampbell, will resign from the KS Biomedix Board pursuant to separate compromise agreements. The remaining non-executive directors of KS Biomedix (other than Mr. Rennocks and Dr. Young) will also resign from the KS Biomedix Board on the Offer becoming or being declared unconditional in all respects.



In respect of Dr Fahar Merchant, Xenova has entered into a consultancy agreement (conditional on the Offer becoming or being declared unconditional in all respects) with, amongst others, Dr. Fahar Merchant, commencing on 1 October 2003 for a period of up to two years pursuant to which he will provide to Xenova certain consultancy services for a fee of GBP50,000 per annum. The appointment can be terminated on 3 months' notice by either party provided that Dr Merchant will be entitled to receive a minimum sum of GBP50,000 in respect of the appointment.


It is also intended that following completion of the Acquisition there will be a further reconstruction of the non-executive directors of the Enlarged Group, but that this reconstruction will not affect the appointment or position of the Proposed Directors as referred to above.



The Xenova Board and the Proposed Directors have confirmed that the existing employment rights, including the pension rights, of all employees of the KS Biomedix Group will be safeguarded following completion of the Acquisition.



10.     KS Biomedix Share Option Schemes



All options under the KS Biomedix Share Option Schemes will become exercisable once the Offer becomes or is declared unconditional in all respects.



Optionholders who decide to exercise their options will be able to accept the Offer (while it remains open for acceptance) in respect of the KS Biomedix Shares they receive on exercise. However, it may not be in the interests of all KS Biomedix optionholders to exercise their options, depending on the relevant option exercise price and the value of the Xenova Shares. Xenova will write to KS Biomedix optionholders in more detail on this subject in due course.



11.     Settlement, listing, dealing and compulsory acquisition



Application has been made for the New Xenova Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing of those securities will become effective and dealings, for normal settlement, on the London Stock Exchange will commence on the first business day following the day on which the Offer becomes or is declared unconditional in all respects (save only for admission of the New Xenova Shares to the Official List becoming effective).



Fractions of New Xenova Shares will not be allotted or issued to persons accepting the Offer and such entitlements to New Xenova Shares under the Offer will be rounded down to the nearest whole number of New Xenova Shares. Fractional entitlements to New Xenova Shares will be aggregated and sold in the market and the proceeds will be retained for the benefit of the Enlarged Group.



After the Offer becomes or is declared unconditional in all respects, Xenova intends to procure the making of an application by KS Biomedix for the removal of the KS Biomedix Shares from the Official List. It is anticipated that such delisting will take effect no earlier than 20 business days after the Offer becomes unconditional in all respects.



If Xenova receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the KS Biomedix Shares to which the Offer relates, Xenova will exercise its rights pursuant to the provisions of sections 428 to 430F of the Act to acquire compulsorily the remaining KS Biomedix Shares to which the Offer relates.



Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any KS Biomedix Shareholder is entitled under the Offer (but for this purpose excluding the Deferred Consideration) will be effected (i) in the case of acceptances of the Offer received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptances, within 14 days of such receipt.



Where an acceptance relates to KS Biomedix Shares held in CREST (that is, in uncertificated form) the New Xenova Shares to which the accepting KS Biomedix Shareholder is entitled will be issued to such shareholder in uncertificated form within the CREST system (unless Xenova decides otherwise).



Where an acceptance relates to KS Biomedix Shares in certificated form, the New Xenova Shares to which the accepting KS Biomedix Shareholder is entitled will be issued in certificated form. Definitive certificates for the New Xenova Shares will be despatched by first-class post (or by such other method as may be approved by the Panel).



In relation to New Xenova Shares issued in certificated form, temporary documents of title will not be issued. Pending the despatch by post of definitive certificates for such New Xenova Shares in accordance with the terms of the Offer, transfers will be certified against the register.



Further details on settlement, listing and dealing will be included in the formal documents to be sent to KS Biomedix Shareholders and Xenova Shareholders in due course.



12.     Deferred Consideration



The Deferred Consideration will become payable by Xenova if by 14 August 2011 (being the date eight years from publication of this announcement) any person (whether or not a member of the Xenova Group or any of its partners or licensees):

  - has obtained regulatory approval or marketing authorisation for marketing TransMIDTM in the US, EU or any three EU countries, and
  - has Commercially Sold TransMIDTM.



Xenova will make an announcement as soon as reasonably practicable after, in each case, it becomes aware of the first occurrence of the relevant event.



If the Deferred Consideration becomes payable, each KS Biomedix Shareholder shall receive, for each KS Biomedix Share sold pursuant to the Offer, new Xenova Shares to the value of 10 pence based on the average Closing Price of a Xenova Share during the Valuation Period.



As soon as reasonably practicable after the announcement that TransMIDTM has been Commercially Sold, Xenova will issue the appropriate number of Xenova Shares to each KS Biomedix Shareholder for each KS Biomedix Share sold pursuant to the Offer. Prior to the issue of these new Xenova Shares, Xenova will comply with any necessary procedures to ensure that these new Xenova Shares will be listed, including making an application to the UKLA for such shares to be admitted to the Official List. Application will also be made to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange's market for listed securities.



The new Xenova Shares issued as aforesaid will be issued credited as fully paid up and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and will rank pari passu in all respects with the Xenova Shares existing at that time.



On payment of the Deferred Consideration, if any KS Biomedix Shareholder would be entitled to a fractional entitlement of new Xenova Shares, then if the value of such entitlement is in excess of GBP2.50 such entitlement shall be satisfied in cash and paid to such KS Biomedix Shareholder. Fractional entitlements below GBP2.50 will be aggregated and sold in the market for Xenova's benefit.


If Xenova is acquired by a third party which is listed, the Xenova Board shall use reasonable endeavours to ensure that in respect of each KS Biomedix Share sold pursuant to the Offer, the relevant KS Biomedix Shareholders will receive, if the Deferred Consideration becomes payable, shares, credited as fully paid, in the acquirer, to the value of 10 pence based on the average closing price of a share in the acquirer during the Valuation Period. If Xenova is acquired by a third party which is not listed or the Xenova Board has been unable to ensure such arrangements are implemented, Xenova will, if the Deferred Consideration becomes payable, issue unsecured loan stock to KS Biomedix Shareholders on reasonable commercial terms, repayable six months after issue to a value of 10 pence for each KS Biomedix Share sold pursuant to the Offer.



Entitlement to receive the Deferred Consideration shall not be transferable under any circumstances, other than by operation of law on the death of a person entitled to the Deferred Consideration. No certificate or other document of title shall be issued by the Company to KS Biomedix Shareholders in respect of their entitlements to the Deferred Consideration.



The Xenova Directors and the Proposed Directors of the Enlarged Group believe that TransMIDTM offers significant prospects for profitable development and will endeavour to achieve the launch of TransMIDTM as soon as is reasonably practicable. However, KS Biomedix Shareholders should be aware that the decision to progress towards and implement the launch of TransMIDTM will be a decision for the Board of the Enlarged Group, to be taken in the best interests of the Enlarged Group as a whole. Accordingly, it cannot be guaranteed that the Deferred Consideration will become payable in the future.



In the event that the Deferred Consideration has not become payable by 14 August 2011, the Deferred Consideration will not become payable under any circumstances.



13.     Overseas Shareholders



The availability of the Offer to persons not resident in the UK may be affected by the laws of the relevant jurisdictions. In particular, the Offer will not be made, directly or indirectly, in or into the United States, Canada, Australia or Japan to or for the benefit of US Persons unless an exemption under any applicable laws is available. KS Biomedix Shareholders who are not resident in the UK should inform themselves about and observe any applicable requirements.



Further details in relation to overseas shareholders are contained in the Offer Document.



14.     Expected Timetable and Documents



The formal Offer Document, setting out full details of the Offer, together with Listing Particulars and a Form of Acceptance, will be posted to KS Biomedix Shareholders today. The Offer Document and the Listing Particulars will also be despatched to KS Biomedix optionholders for information only. A circular containing a notice convening an Extraordinary General Meeting of Xenova Shareholders to approve, inter alia, the Offer, together with the Listing Particulars, will also be despatched today to Xenova Shareholders and to Xenova optionholders for information only.



The Xenova EGM will be held at 10 am on 1 September 2003 and the first closing of the Offer will be 3pm on 4 September 2003.



Copies of the Circular, Listing Particulars and Form of Proxy will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at 25, The North Colonnade, Canary Wharf, London E14 5HS. Telephone no. +44 (0)20 7676 1000.



15.     General



As at 13 August 2003 (being the latest practicable date prior to the making of this announcement), John Rennocks was interested in 79,437 KS Biomedix Shares. Save as set out in this paragraph, neither Xenova, nor any directors of Xenova, nor as far as Xenova is aware any party acting in concert with Xenova, owns or controls any KS Biomedix Shares or holds options to purchase any KS Biomedix Shares or has entered into any derivative transactions referenced to KS Biomedix Shares.



Xenova has received irrevocable undertakings from all KS Biomedix Directors who hold KS Biomedix Shares to accept the Offer in respect of a total of 31,179,486 KS Biomedix Shares, representing in aggregate approximately 48.3 per cent. of the KS Biomedix Issued Share Capital.



In addition, each of Dr Kim Tan and Dr Fahar Merchant have agreed with Xenova not to dispose of any of the New Xenova Shares to be issued to them in connection with the Offer for a period of six months after the date on which the New Xenova Shares are issued. Their New Xenova Shares will represent 13.4 per cent. of the enlarged issued share capital of Xenova assuming full acceptance of the Offer. These restrictions will not apply, in each case, to the acceptance of a takeover offer for Xenova, to the giving of an irrevocable undertaking to a potential offeror for Xenova, to the sale of shares to a person who has made or announced a firm intention to make a takeover offer or is the subject of a Rule
2.4 announcement under the Code as offeror in connection with Xenova, with Xenova's prior written consent and in certain other limited circumstances and, in the case of Dr Merchant, where the total consideration received by him does not exceed GBP300,000.



Further, Dr. Tan and Dr. Merchant have agreed that they shall not (except in certain limited circumstances) dispose of any of their New Xenova Shares for a further period of six months (commencing on expiry of the initial six-month period) other than through Xenova's broker.



Enquiries:


Xenova                      David Oxlade          Tel: 01753 706 600
                            Daniel Abrams

Nomura International        Charles Spicer        Tel:  020 7521 2000
                            David Rasouly

Financial Dynamics          David Yates           Tel: 020 7831 3113
                            Ben Atwell

KS Biomedix                 Steven Powell         Tel: 01483 307 500
                            Ian Miscampbell

Rothschild                  Dominic Hollamby      Tel:  020 7280 5000



The Xenova Directors and the KS Biomedix Directors are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.



Nomura is acting for Xenova and no one else in connection with the Offer and will not be responsible to any person other than Xenova for providing the protections afforded to clients of Nomura, or for providing advice in relation to the Offer or the New Xenova Shares.



Rothschild is acting for KS Biomedix and no one else in connection with the Offer and will not be responsible to any person other than KS Biomedix for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Offer.



This announcement does not constitute an offer or an invitation to purchase any securities.



This announcement does not constitute an offer of securities for sale in the United States and the New Xenova Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, nor under any laws of any state of the United States, and the relevant clearances have not been and will not be obtained from the relevant authorities in Canada, Australia or Japan. Accordingly, unless an exemption under any applicable laws is available, the New Xenova Shares may not be offered, sold, resold, delivered or transferred directly or indirectly, in or into the United States, Canada, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of law or other regulatory requirement, or to or for the benefit of US Persons.



The Offer referred to in this announcement is not being made, directly or indirectly, in or into, or by use of the mails of or by any means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) or interstate or foreign commerce of, or any facilities of a securities exchange of, the United States, nor is it being made, directly or indirectly, to or for the benefit of US Persons, nor is it being made, directly or indirectly, in or into Canada, Australia or Japan unless an exemption under any applicable laws is available. This announcementis not being, and it must not be, mailed or otherwise forwarded, distributed or sent in, or into the United States, Canada, Australia or Japan and doing so may render invalid any purported acceptance of the Offer.



This announcement contains certain statements that are or may be forward-looking with respect to the financial conditions, results of operations and business achievements/performance of Xenova, KS Biomedix and/or the Enlarged Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.



The attention of member firms of NASDAQ is drawn to certain UK dealing disclosure requirements. The announcement on 31 July 2003 by KS Biomedix of the possibility of an offer commenced an offer period in accordance with the City Code, which is published and administered by the Panel. KS Biomedix has equity securities traded on the London Stock Exchange. Xenova has equity securities traded on NASDAQ and the London Stock Exchange.



The disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular Rule 8.3 of the City Code requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of KS Biomedix or Xenova. Relevant securities include KS Biomedix Shares, Xenova Shares, instruments convertible into such shares and options and derivatives referenced to any such shares. In the case of the Offer for KS Biomedix, this requirement will apply until the first closing date 4 September 2003, or, if this is later, the date when the Offer becomes or is declared unconditional as to acceptances or lapses.



Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to one of the Regulatory Information Services approved for the purposes of the Listing Rules of the UK Listing Authority. The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities, whether in the US or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7638 0129, fax number: +44 (0)20 7638 1554).



Appendix 2 contains the definitions and glossary of terms used in the announcement.

                                   APPENDIX 1



                            conditions of the offer

                        PART A: CONDITIONS OF THE OFFER

The Offer complies with the rules and regulations of the City Code, the UKLA and the London Stock Exchange and is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 4 September 2003 (or such later time(s) and/or date(s) as Xenova may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Xenova may decide) in nominal value of the KS Biomedix Shares to which the Offer relates, provided that this condition will not be satisfied unless Xenova and/or its wholly owned subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) KS Biomedix Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of KS Biomedix, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any KS Biomedix Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

(i) the expression "KS Biomedix Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, and

(ii) KS Biomedix Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue;

(b) the passing at an extraordinary general meeting of Xenova (or any adjournment thereof) of such resolution or resolutions as are necessary to approve, implement and effect the Offer and the acquisition of KS Biomedix Shares pursuant to the Offer or otherwise;

(c) the admission to the Official List of the New Xenova Shares (or such of them as are due to be allotted at the time the Offer becomes or is declared unconditional in all other respects) becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by Xenova and subject to the consent of the Panel) the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to:

(i)     the allotment of such shares; and/or

(ii)    the Offer becoming or being declared unconditional in all respects;

(d) any act or event occurring which would result in TransMIDTM no longer being capable of commercial exploitation or development;

(e) no Third Party having intervened in any way and there not continuing to be outstanding any statute, regulation, order or decision of any Third Party in each case which would or might be reasonably likely (in any case to an extent which is material in the context of the Xenova Group or the KS Biomedix Group, as the case may be, taken as a whole) to:

(i) make the Offer, its implementation or the acquisition or proposed acquisition by Xenova of any shares or other securities in, or control of, KS Biomedix or any member of the KS Biomedix Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or such acquisition, or otherwise materially challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any KS Biomedix Shares or of control by Xenova of KS Biomedix or any member of the KS Biomedix Group;

(ii) materially limit or delay the ability of any member of the Xenova Group or any member of the KS Biomedix Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting control over, any member of the Xenova Group or any member of the KS Biomedix Group;

(iii) require or prevent the divestiture by Xenova of any shares or other securities in any member of the KS Biomedix Group;

(iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Xenova Group or by any member of the KS Biomedix Group of all or any material portion of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof;

(v) require any member of the Xenova Group or of the KS Biomedix Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi) materially limit the ability of any member of the Xenova Group or of the KS Biomedix Group to conduct or integrate or co-ordinate its business, or any material part of it, with the businesses or any part of the businesses of any other member of the Xenova Group or of the KS Biomedix Group;

(vii) result in any member of the KS Biomedix Group or the Xenova Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect the business, assets, profits, financial or trading position or prospects of any member of the KS Biomedix Group or of the Xenova Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any jurisdiction having expired, lapsed or been terminated which may be material in the context of the offer;

(f) none of the Office of Fair Trading, a relevant authority in the United Kingdom or the Secretary of State for Trade and Industry having indicated that it is their intention to refer the proposed acquisition of KS Biomedix by Xenova to the Competition Commission;

(g) in any case to an extent which is material in the context of the Xenova Group or the KS Biomedix Group, as the case may be, as a whole, all notifications and filings which are necessary having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having been complied with in each case in connection with the Offer, or the acquisition or proposed acquisition of any shares or other securities in KS Biomedix or the control of KS Biomedix or any other member of the KS Biomedix Group by Xenova or the carrying on by any member of the KS Biomedix Group of its business;

(h) all Authorisations which are necessary in any jurisdiction for or in respect of the Offer, or the acquisition or proposed acquisition of any shares or other securities in KS Biomedix, or the acquisition of control of any member of the KS Biomedix Group by Xenova, or the carrying on by any member of the KS Biomedix Group of its business, having been obtained from all appropriate Third Parties or from any persons or bodies with whom any member of the KS Biomedix Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Enlarged Group taken as a whole, and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(i) except as fairly disclosed in KS Biomedix's annual report and accounts for the year ended 31 May 2003 and/or as otherwise publicly announced by KS Biomedix (by the delivery of an announcement to a Regulatory Information Service) prior to 14 August 2003 and/or as fairly disclosed to Xenova in writing by or on behalf of KS Biomedix prior to 14 August 2003, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the KS Biomedix Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance which, in each case as a consequence of the Offer, or the acquisition or proposed acquisition of any shares or other securities in KS Biomedix or the acquisition of control of any member of the KS Biomedix Group by Xenova or otherwise, could or might reasonably be expected to result in (in any case to an extent which is material in the context of the KS Biomedix Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the KS Biomedix Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the KS Biomedix Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the KS Biomedix Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) the creation of new liabilities (actual or contingent) by any member of the KS Biomedix Group that are material in the context of the KS Biomedix Group taken as a whole;

(iv) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the KS Biomedix Group thereunder being, or becoming capable of being, terminated or materially and adversely modified or affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(v) any asset or interest of any member of the KS Biomedix Group being or falling to be disposed of or ceasing to be available to any member of the KS Biomedix Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the KS Biomedix Group otherwise than in the ordinary course of business;

(vi) any member of the KS Biomedix Group ceasing to be able to carry on business under any name under which it presently does so;

(vii) the rights, liabilities, obligations or interests of any member of the KS Biomedix Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, or materially and adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the KS Biomedix Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument to which any member of the KS Biomedix Group is a party or by or to which any such member or any of its assets may be bound, could result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this condition (i) in any case to an extent which is or would be material in the context of the KS Biomedix Group taken as a whole;

(j) except as disclosed in KS Biomedix's annual report and accounts for the year then ended 31 May 2003 and/or as otherwise publicly announced by KS Biomedix (by the delivery of an announcement to a Regulatory Information Service) prior to 14 August 2003 and/or as otherwise fairly disclosed in writing to Xenova by or on behalf of KS Biomedix prior to 14 August 2003 no member of the KS Biomedix Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities other than as between KS Biomedix and wholly-owned subsidiaries of KS Biomedix and other than any options granted under any of the KS Biomedix Share Option Schemes prior to 14 August 2003 or any shares issued upon the exercise of any options granted under any of the KS Biomedix Share Option Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any bonus, dividend or other distribution whether payable in cash or otherwise (other than to KS Biomedix or a wholly-owned subsidiary of KS Biomedix);

(iv) made or authorised or announced its intention to propose any change in its loan capital;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between KS Biomedix and a wholly-owned subsidiary of KS Biomedix) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised, proposed or announced its intention to do the same (which in any case is material in the context of the KS Biomedix Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the KS Biomedix Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

         i. is of a long term, onerous or unusual nature or magnitude or which is or might reasonably be expected to involve an obligation of such nature or magnitude; or

         ii. could materially restrict the business of any member of the KS Biomedix Group; or

         iii.     is other than in the ordinary course of business,

and which in any case is material in the context of the KS Biomedix Group taken as a whole;

(viii) entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the KS Biomedix Group otherwise than in the ordinary course of business which in any case is material in the context of the KS Biomedix Group taken as a whole;

(ix) entered into or varied the terms of any contract, agreement or arrangement with any of the directors of KS Biomedix or, to an extent which is material in the context of the KS Biomedix Group taken as a whole, the directors or senior executives of any member of the KS Biomedix Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the KS Biomedix Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii) waived or compromised any claim other than in the ordinary course of business which is material in the context of the KS Biomedix Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association which is material in the context of the Offer;

(xiv) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which such liabilities (including pensions) of such pensions schemes are funded or made, or agreed or consented to, any change to the trustees, in each case which is material; or

(xv) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or announced any intention with respect to any of the transactions, matters or events referred to in this condition (i) which is material in the context of the KS Biomedix Group taken as a whole;

(k) except as disclosed in KS Biomedix's annual report and accounts for the year then ended 31 May 2003 and/or as otherwise publicly announced by KS Biomedix (by the delivery of an announcement to a Regulatory Information Service) prior to 14 August 2003 and/or as otherwise fairly disclosed in writing to Xenova by or on behalf of KS Biomedix prior to 14 August 2003:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profits or prospects of any member of the KS Biomedix Group which in any case is material in the context of the KS Biomedix Group taken as a whole;

(ii) no contingent or other liability of any member of the KS Biomedix Group having arisen or become apparent or increased which in any case is material in the context of the KS Biomedix Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings (including patent proceedings and US patent interference proceedings) to which any member of the KS Biomedix Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the KS Biomedix Group which in any case is material in the context of the KS Biomedix Group taken as a whole;

(iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the KS Biomedix Group which in any case is material in the context of the KS Biomedix Group taken as a whole;

(v) no circumstances having arisen which would entitle a third party to take patent infringement proceedings against a member of the KS Biomedix Group which would be material in the context of the KS Biomedix Group taken as a whole; and

(vi) no agreement to which any member of the KS Biomedix Group is a party and which would be material in the context of the KS Biomedix Group taken as a whole having been terminated by any other party to any such agreement;

(l) Xenova not having discovered (save as fairly disclosed in writing by or on behalf of KS Biomedix to Xenova prior to 14 August 2003):

(i) that any financial or business or other information concerning the KS Biomedix Group disclosed at any time by or on behalf of any member of the KS Biomedix Group, whether publicly or in writing (including without limitation information transmitted by facsimile, telex or e-mail) to any member of the Xenova Group or its advisers is materially misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not materially misleading and which was not subsequently corrected before 14 August 2003 by written disclosure to Xenova, to an extent which in any case is material in the context of the KS Biomedix Group taken as a whole; or

(ii) that any member of the KS Biomedix Group is subject to any liability (actual or contingent) except as disclosed in KS Biomedix's annual report and accounts for the financial year ended 31 May 2003 and/or as otherwise publicly announced by KS Biomedix (by the delivery of an announcement to a Regulatory Information Service) prior to 14 August 2003 and which in any case is material in the context of the KS Biomedix Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the KS Biomedix Group which is material in the context of the KS Biomedix Group taken as a whole; and

(m) Xenova not having discovered (save as fairly disclosed in writing by or on behalf of KS Biomedix to Xenova prior to 14 August 2003) that:

(i) any past or present member of the KS Biomedix Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, and that there has not otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a noncompliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the KS Biomedix Group which in any case is material in the context of the KS Biomedix Group taken as a whole;

(ii) there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the KS Biomedix Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the KS Biomedix Group taken as a whole; or

(iii) circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the KS Biomedix Group which is or would be material in the context of the KS Biomedix Group taken as a whole.



For the purpose of these conditions:



(a)        "a Regulatory Information Service" has the meaning given to it in
Schedule 12 of the Listing Rules;

(b) "Third Party" means any government, government department or governmental, quasi governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any jurisdiction;

(c) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken and "intervene" shall be construed accordingly;

(d) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;

(e) "Xenova Group" in these conditions shall, for the avoidance of doubt, include Phogen Limited; and

(f) "KS Biomedix Group" in these conditions shall, for the avoidance of doubt, include Discerna

Limited.



Subject to the requirements of the Panel, Xenova reserves the right to waive all or any of the above conditions, in whole or in part, except conditions (a) to
(c).



Conditions (d) to (m) (inclusive) must be fulfilled, be determined by Xenova to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of 4 September 2003 and the date on which condition
(a) is fulfilled (or in each case such later date as Xenova may, with the consent of the Panel, decide), failing which the Offer will lapse. Xenova shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (d) to (m) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition.



If the Panel requires Xenova to make an offer for KS Biomedix Shares under the provisions of Rule 9 of the City Code, Xenova may make such alterations to the conditions of the Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.



The Offer will lapse (unless otherwise agreed by the Panel) if the acquisition of KS Biomedix is referred to the Competition Commission before the later of
3.00 p.m. on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances.



If the Offer lapses it will cease to be capable of further acceptance. KS Biomedix Shareholders who have accepted the Offer and Xenova shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.





APPENDIX 2



DEFINITIONS



The following definitions apply throughout this announcement, unless the context requires otherwise:


"Acquisition"                  the proposed acquisition of KS Biomedix by Xenova by way of the Offer

"Act"                          Companies Act 1985, as amended

"Approved CSOP"                the Inland Revenue approved company share option plan adopted by KS Biomedix on
                               17 September 2002

"Babraham"                     Babraham Broscience Technologies Limited

"Cantab"                       Cantab Pharmaceuticals plc

"Celltech"                     Celltech Group plc

"Circular"                     the circular dated 14 August 2003 addressed to Xenova Shareholders

"City Code" or "Code"          The City Code on Takeovers and Mergers

"clinical trials"              research study conducted with patients, usually to evaluate a new treatment or drug

"Closing Price"                the closing middle-market price of a KS Biomedix Share or a Xenova Share, as the case may be, as derived from the Daily Official List

"Commercially Sold"            shall mean sold commercially in a Relevant Territory and generally available for purchase by clinics and/or hospitals in a Relevant Territory

"CREST"                        the United Kingdom paperless share settlement system of which CRESTCo Limited is the Operator (as such term is defined in the Regulations)

"Deferred Consideration"       new Xenova Shares to the value of 10 pence for each KS Biomedix Share, to be issued in accordance with the terms and conditions set out in paragraph 12 of this announcement

"Discerna"                     Discerna Limited

"DNA"                          deoxy ribonucleic acid, the chemical basis of genes

"drug candidate"               a drug lead that has been optimised and has been selected to enter preclinical development and clinical trials

"EGM" or "Extraordinary        the extraordinary general meeting of Xenova to be held at the offices of SJ
General Meeting"               Berwin, 222 Grays Inn Road, London, WC1X 8XF at 10.00 a.m. on 1 September 2003,
                               or any adjournment or postponement thereof, notice of which is set out in the
                               Circular

"Employee Share Option Scheme" The KS Biomedix Holdings plc 1997 Employee Share Option Scheme, a discretionary share option scheme of KS Biomedix operated pursuant to rules adopted on 13
                               October 1997

"Enlarged Group"               Xenova or the Xenova Group (as the context requires) as enlarged by the acquisition of KS Biomedix

"EU"                           the European Union

"Exchangeable Shares"          7,119,029 shares in the capital of Exchangeco exchangeable into ordinary shares in KS Biomedix

"Exchangeco"                   KS Canada Inc., a company incorporated under the Business Corporations Act (New
                               Brunswick) 1981 which is an indirect subsidiary of KS Biomedix

"FDA"                          The Food and Drug Administration of the US

"Form of Acceptance"           the form of acceptance relating to the Offer

"Genentech"                    Genentech, Inc.

"glioma"                       any of the largest group of primary tumours of the brain, composed of malignant glial cells

"GMCSF"                        Granulocyte macrophage colony stimulating factor, an immune system stimulating protein

"HPV"                          human papilloma virus, believed to be a causal factor in a number of ano-genital cancers

"Individual Option Agreements" the agreements between KS Biomedix and certain of its employees (including certain KS Biomedix Directors) pursuant to which certain options over KS
                               Biomedix Shares have been granted

"KS Biomedix"                  KS Biomedix Holdings plc

"KS Biomedix Board" or "KS     the existing directors of KS Biomedix
Biomedix Directors"

"KS Biomedix Group"            KS Biomedix and its existing subsidiaries and subsidiary undertakings

"KS Biomedix Issued Share      the existing unconditionally allotted or issued fully paid ordinary shares of 2
Capital"                       pence each in the share capital of KS Biomedix as at the date of this document including any shares allotted as a consequence of the exchange of the
                               Exchangeable Shares and the issue of the Remuneration Shares

"KS Biomedix Shareholders"     holders of KS Biomedix Shares

"KS Biomedix Share Option      the Approved CSOP, the Employee Share Option Scheme, the Individual Option
Schemes"                       Agreements and the Unapproved CSOP

"KS Biomedix Shares"           the existing unconditionally allotted or issued fully paid ordinary shares of 2 pence each in the share capital of KS Biomedix and any further ordinary shares which are unconditionally allotted or issued including any shares allotted as a consequence of the exchange of the Exchangeable Shares and the issue of
                               Remuneration Shares at or before the time at which the Offer ceases to be open for acceptance (or such earlier date and/or time, not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Offer, as Xenova may, subject to the City Code, decide)

"Lilly"                        Eli Lilly and Company of Indianapolis, US

"Listing Particulars"          the listing particulars of Xenova dated 14 August 2003

"London Stock Exchange"        London Stock Exchange plc

"Medison"                      Medison Pharma, Ltd.

"Millennium"                   Millennium Pharmaceuticals, Inc.

"MRP"                          multidrug resistance protein

"New Xenova Shares"            up to 71,545,305 new Xenova Shares proposed to be issued fully paid pursuant to the Offer comprising 69,187,900 new Xenova Shares to be issued in respect of the KS Biomedix Shares Issued Share Capital (but excluding any shares that might be issued in respect of the Deferred Consideration) and up to
                               2,357,405new Xenova Shares which may be issued pursuant to the Offer following the exercise of options under the KS Biomedix Share Option Schemes

"NIDA"                         National Institute on Drug Abuse (US)

"Nomura"                       Nomura International plc, financial adviser, sponsor and broker to Xenova

"Nycomed"                      Nycomed Danmark AS

"Offer"                        the recommended offer by Nomura on behalf of Xenova to acquire the KS Biomedix
                               Shares on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, save where the context requires otherwise, any subsequent revision, variation, extension or renewal of such offer

"Offer Document"               the document dated 14 August 2003 detailing the terms and conditions of the
                               Offer including the appendices thereto

"Offer Period"                 the period commencing on (and including) 31 July 2003 until the later of: (i)
                               3pm on 4 September 2003, (ii) the date on which the Offer becomes unconditional and (iii) the date on which the Offer lapses

"Official List"                the Official List of the UKLA

"PAI-1"                        plasminogen activator inhibitor, a protein released by platelets and cells lining the blood vessels which regulates the blood clot clearance system in humans

"Panel"                        The Panel on Takeovers and Mergers

"Pfizer"                       Pfizer Inc.

"Phase I"                      a clinical trial with the objective of evaluating the safety and tolerability of a drug candidate

"Phase II"                     a clinical trial with the objective of evaluating the safety and preliminary efficacy of a drug candidate

"Phase III"                    a clinical trial with the objective of evaluating the definitive safety and efficacy of a drug candidate

"Phogen"                       Phogen Limited

"preclinical"                  the testing of an experimental drug, in vitro or in animals, before regulated clinical trials are carried out

"Proposed Directors"           Mr John Rennocks and Dr Michael Young who are to be appointed directors of
                               Xenova following the Acquisition

"QLT"                          QLT Inc.

"Ranbaxy"                      Ranbaxy Laboratories Limited

"Relevant Territory"           either the United States or any three EU countries

"Remumeration Shares"          75,364 ordinary shares of 2 pence each in the share capital of KS Biomedix to be issued to Mr. John Rennocks, non-executive Chairman of KS Biomedix, on the date of this document pursuant to the terms of his appointment as non-executive
                               Chairman of KS Biomedix

"Rothschild"                   N M Rothschild & Sons Limited, financial adviser to KS Biomedix in respect of the Offer

"Sosei"                        Sosei Co., Ltd.

"therapeutic area"             a group of diseases or conditions, generally all belonging to the same physiological system or treated with similar drugs

"UK" or "United Kingdom"       the United Kingdom of Great Britain and Northern Ireland

"UKLA"                         the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the
                               Financial Services and Markets Act 2000

"Unapproved CSOP"              the unapproved KS Biomedix share option plan adopted by KS Biomedix on 17
                               September 2002

"US", "USA" or "United States" the United States of America, its territories and possessions, any state of the
                               United States of America and the District of Columbia

"US Persons"                   a US person as defined in Rule 902 under the United States Securities Act 1933, as amended

"Valuation Period"             the period of 20 dealing days including and immediately following the date of the first announcement by Xenova that regulatory approval or marketing authorisation of TransMIDTM in the US, the EU or any three EU countries has been obtained

"Xenova" or the Company"       Xenova Group plc

"Xenova Board" or "Xenova      the existing board of directors of Xenova
Directors"

"Xenova Group"                 Xenova and its subsidiaries and subsidiary undertakings from time to time

"Xenova Shareholders"          holders of Xenova Shares

"Xenova Share Option Schemes"  the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option
                               Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996
                               Savings Related Share Option Plan, and the Xenova Deferred Share Bonus Plan

"Xenova Shares" or "Ordinary   ordinary shares with a nominal value of 10 pence each in the share capital of
Shares"                        Xenova, or ordinary shares into which any such ordinary shares may, from time to time, be subdivided or consolidated


APPENDIX 3


SOURCES OF INFORMATION AND BASES OF CALCULATION



(i) The value of the Offer is based on the KS Biomedix Issued Share Capital, being the aggregate of 57,382,702 KS Biomedix Shares (being the number of KS Biomedix Shares in issue on 13 August 2003), the Exchangeable Shares and the Remuneration Shares.

(ii) The percentage ownership of the Enlarged Group held by Xenova Shareholders and KS Biomedix Shareholders is based on the enlarged issued share capital of Xenova following the Offer, being the aggregate of 174,533,588 Xenova Shares in issue on 13 August 2003 (as sourced from the Xenova register of members) and 69,187,900 New Xenova Shares to be issued to KS Biomedix Shareholders pursuant to the Offer. This assumes no exercise of options under the Xenova Share Option Schemes or the KS Biomedix Share Option Schemes or issue of shares in respect of Deferred Consideration and assumes acceptance in full of the Offer.

(iii) The financial information relating to KS Biomedix is extracted from its audited accounts for the year ended 31 May 2003.

(iv) The financial information relating to Xenova is extracted from its unaudited interim results for the six months ended 30 June 2003.

(v) The Closing Prices of Xenova and KS Biomedix Shares are derived from the Daily Official List.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 14 August 2003